SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 05 May, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1.1	Annual Information Update released on 01 April 2009
Exhibit 1.2	Transaction in Own Shares released on 02 April 2009
Exhibit 1.3	Transaction in Own Shares released on 09 April 2009
Exhibit 1.4	Director/PDMR Shareholding released on 09 April 2009
Exhibit 1.5	Director/PDMR Shareholding released on 14 April 2009
Exhibit 1.6	Transaction in Own Shares released on 16 April 2009
Exhibit 1.7	Items of Special Business / Retirement of Director released on 17 April 2009
Exhibit 1.8	Transaction in Own Shares released on 20 April 2009
Exhibit 1.9	Transaction in Own Shares released on 23 April 2009
Exhibit 1.10	Transaction in Own Shares released on 30 April 2009
Exhibit 1.11	Total Voting Rights released on 30 April 2009

Exhibit 1.1

BP p.l.c.
Annual Information Update - 12 months to 5 March 2009

BP p.l.c. provides this Annual Information Update (covering the period 5 March 2008 to 5 March 2009) in fulfilment of Prospectus Rule 5.2 and for no other purpose. The Update includes disclosures published or made available in accordance with paragraph 5.2.3G of the Prospectus Rules. BP p.l.c. acknowledges that the information contained in the Update may be out of date and / or prepared in accordance with the laws and regulations of jurisdictions outside England and Wales. Neither BP, nor any other person, accepts any liability for, or makes any representation (express or implied) as to the accuracy or completeness of, the information contained in the Update.

Country	Place of disclosure	Where can a copy of the information filed be obtained?
UK	London Stock Exchange	http://www.londonstockexchange .com/ en-gb/pricenews/marketnews
	Registrar of Companies	www.companieshouse.gov.uk
Companies House, Crown Way, Cardiff CF14 3UZ, telephone 030 1234 500, e-mail: enquiries@companieshouse.gov.uk
	Financial Services Authority Document Viewing Facility	Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, Tel. No: (0) 20 7676 1000
Press announcements can also be obtained from www.bp.com
US	S ecurities and Exchange Commission (SEC )	www.sec.gov
JAPAN	Tokyo Stock Exchange (TSE )	http://www.tse.or.jp/disclosure
	Kanto Local Finance Bureau ( KLFB )	http://info.edinet.go.jp/login.do
GERMANY	German Council on Foreign Relations ( DGAP )	www.dgap.de
	Handelsblatt	www.dgap.de
	FAZ	www.dgap.de
	eBundesanzeiger	www.bundesanzeiger.de
SWITZER - LAND	Swiss Stock Exchange	www.dgap.de
CANADA	Alberta Securities Commission ( ASC)	Alberta Securities Commission, 4th Floor, 300 - 5th Avenue SW, Calgary, Alberta Canada
	Ontario Securities Commission ( OSC)	Ontario Securities Commission, 22nd Floor, 20 Queen Street West, Toronto ON M5H 3S8
	Sa skatchewan Financial Services Commission ( SSC)	Saskatchewan Financial Services Commission, Suite 601, 1919 Saskatchewan Drive, Regina, Saskatchewan
	British Columbia Securities Commission ( BCSC )	701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, BC, Canada V7Y 1L2
	Nova Scotia Securities Commission ( NSSC)	Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street Halifax, NS, Canada B3J 3J9
	Toronto Stock Exchange ( TSX )	Fraser M ilner C asgrain LLP, 30th Floor, Fifth Avenue Place, 237 - 4th Avenue S.W., Calgary, AB T2P 4X7

David Pearl

Deputy Company Secretary

1 St James's Square

London

SW1Y 4PD

Date of filing/ publication		Place of filing
		UK			US
	Description of item	London Stock Exchange	Registrar of Companies	Financial Services Authority Document Viewing Facility	SEC
05/03/2008	Transaction in Own Shares	X
06/03/2008	Transaction in Own Shares	X
07/03/2008	Transaction in Own Shares	X
10/03/2008	Transaction in Own Shares	X
10/03/2008	Holding(s) in Company	X
10/03/2008	Director/PDMR Shareholding	X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 169: Return by a company purchasing its own shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
11/03/2008	Form 88(2): Allotment of shares		X
12/03/2008	Transaction in Own Shares	X
12/03/2008	Director/PDMR Shareholding	X
13/03/2008	Prospectus (Rule 424(b)(5))				X
13/03/2008	FWP: Filing under Securities Act Rules 163/433				X
13/03/2008	Transaction in Own Shares	X
13/03/2008	Director/PDMR Shareholding	X
13/03/2008	Director/PDMR Shareholding	X
14/03/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
14/03/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
14/03/2008	Transaction in Own Shares	X
14/03/2008	Director/PDMR Shareholding	X
17/03/2008	Form 6-K: Report of foreign issuer				X
17/03/2008	Transaction in Own Shares	X
17/03/2008	Holding(s) in Company	X
17/03/2008	BP Joins Refinery Project	X
17/03/2008	Director/PDMR Shareholding	X
18/03/2008	Form S-8: Securities to be offered to employees in employee benefit plans				X
18/03/2008	Transaction in Own Shares	X
18/03/2008	Holding(s) in Company	X
19/03/2008	Annual Report and Accounts for the year ended 31 December 2007		X
19/03/2008	Transaction in Own Shares	X
20/03/2008	Transaction in Own Shares	X
20/03/2008	Director/PDMR Shareholding	X
20/03/2008	Director/PDMR Shareholding	X
25/03/2008	Transaction in Own Shares	X
25/03/2008	Director/PDMR Shareholding	X
25/03/2008	Director/PDMR Shareholding	X
26/03/2008	Transaction in Own Shares	X
27/03/2008	Form 169: Return by a company purchasing its own shares		X
27/03/2008	Form 169: Return by a company purchasing its own shares		X
27/03/2008	Transaction in Own Shares	X
27/03/2008	Director/PDMR Shareholding	X
31/03/2008	Total Voting Rights	X
31/03/2008	Transaction in Own Shares	X
01/04/2008	Form 288b: Resignation of director		X
01/04/2008	Form 6-K: Report of foreign issuer				X
01/04/2008	BP-Husky jvs finalised	X
01/04/2008	Transaction in Own Shares	X
01/04/2008	Holding(s) in Company	X
02/04/2008	Transaction in Own Shares	X
02/04/2008	AIU - Part 2	X
02/04/2008	AIU - Part 1	X
03/04/2008	Transaction in Own Shares	X
04/04/2008	Transaction in Own Shares	X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 88(2): Allotment of shares		X
07/04/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
07/04/2008	Form 169: Return by a company purchasing its own shares		X
07/04/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
07/04/2008	Form 169: Return by a company purchasing its own shares		X
07/04/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
07/04/2008	Form 169: Return by a company purchasing its own shares		X
07/04/2008	Notification of the removal from listing and registration of matured, redeemed or retired securities				X
07/04/2008	Form 6-K: Report of foreign issuer				X
07/04/2008	Transaction in Own Shares	X
08/04/2008	Form 6-K: Report of foreign issuer				X
08/04/2008	Transaction in Own Shares	X
08/04/2008	ALASKA GAS PIPELINE PROJECT	X
09/04/2008	Transaction in Own Shares	X
10/04/2008	Transaction in Own Shares	X
11/04/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
11/04/2008	Form 169: Return by a company purchasing its own shares		X
11/04/2008	Transaction in Own Shares	X
11/04/2008	Director/PDMR Shareholding	X
14/04/2008	Transaction in Own Shares	X
15/04/2008	Transaction in Own Shares	X
16/04/2008	Transaction in Own Shares	X
17/04/2008	Form 6-K: Report of foreign issuer				X
17/04/2008	Transaction in Own Shares	X
17/04/2008	AGM Statement	X
18/04/2008	Transaction in Own Shares	X
18/04/2008	Directorate Change	X
18/04/2008	AGM - Special Business	X
21/04/2008	Transaction in Own Shares	X
21/04/2008	Holding(s) in Company	X
22/04/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
22/04/2008	Form 169: Return by a company purchasing its own shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Form 88(2): Allotment of shares		X
22/04/2008	Transaction in Own Shares	X
23/04/2008	Transaction in Own Shares	X
24/04/2008	Form 288b: Resignation of director		X
24/04/2008	Form 288c: Director's change of particulars		X
24/04/2008	Form 6-K: Report of foreign issuer				X
24/04/2008	Transaction in Own Shares	X
24/04/2008	Re Joint Venture	X
28/04/2008	Resolutions: Disapplication of pre-emption rights; authority to buyback own shares; adoption of new articles of association		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 88(2): Allotment of shares		X
29/04/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
29/04/2008	Form 169: Return by a company purchasing its own shares		X
29/04/2008	Form 6-K: Report of foreign issuer				X
29/04/2008	1Q08 Part 2 of 2	X
29/04/2008	1Q08 part 1 of 2	X
30/04/2008	Form 88(2): Allotment of shares		X
30/04/2008	Form 88(2): Allotment of shares		X
30/04/2008	Form 88(2): Allotment of shares		X
30/04/2008	Form 88(2): Allotment of shares		X
30/04/2008	Total Voting Rights	X
01/05/2008	Transaction in Own Shares	X
02/05/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
02/05/2008	Form 169: Return by a company purchasing its own shares		X
02/05/2008	Transaction in Own Shares	X
02/05/2008	Holding(s) in Company	X
06/05/2008	Form 6-K: Report of foreign issuer				X
06/05/2008	Transaction in Own Shares	X
07/05/2008	Transaction in Own Shares	X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Form 88(2): Allotment of shares		X
08/05/2008	Transaction in Own Shares	X
08/05/2008	Director/PDMR Shareholding	X
09/05/2008	Transaction in Own Shares	X
12/05/2008	13F-HR Quarterly report filed by institutional managers - Holdings				X
12/05/2008	13F-NT Quarterly report filed by institutional managers - Notice				X
12/05/2008	Transaction in Own Shares	X
12/05/2008	Director/PDMR Shareholding	X
13/05/2008	Form 6-K: Report of foreign issuer				X
13/05/2008	Transaction in Own Shares	X
13/05/2008	Further re First Quarter 2008 Results - Amendment	X
15/05/2008	Form 6-K: Report of foreign issuer				X
15/05/2008	Transaction in Own Shares	X
16/05/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
16/05/2008	Form 169: Return by a company purchasing its own shares		X
16/05/2008	Form 169: Return by a company purchasing its own shares		X
16/05/2008	Transaction in Own Shares	X
19/05/2008	Transaction in Own Shares	X
20/05/2008	Transaction in Own Shares	X
21/05/2008	Transaction in Own Shares	X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 88(2): Allotment of shares		X
22/05/2008	Form 6-K: Report of foreign issuer				X
22/05/2008	Transaction in Own Shares	X
23/05/2008	Transaction in Own Shares	X
27/05/2008	Transaction in Own Shares	X
28/05/2008	Transaction in Own Shares	X
29/05/2008	Transaction in Own Shares	X
30/05/2008	Transaction in Own Shares	X
30/05/2008	Total Voting Rights	X
02/06/2008	Transaction in Own Shares	X
03/06/2008	Transaction in Own Shares	X
04/06/2008	Transaction in Own Shares	X
05/06/2008	Form 6-K: Report of foreign issuer				X
05/06/2008	Transaction in Own Shares	X
06/06/2008	Transaction in Own Shares	X
09/06/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
09/06/2008	Form 169: Return by a company purchasing its own shares		X
09/06/2008	Transaction in Own Shares	X
10/06/2008	Transaction in Own Shares	X
10/06/2008	Director/PDMR Shareholding	X
11/06/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
11/06/2008	Form 169: Return by a company purchasing its own shares		X
11/06/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
11/06/2008	Form 169: Return by a company purchasing its own shares		X
11/06/2008	Transaction in Own Shares	X
12/06/2008	Transaction in Own Shares	X
13/06/2008	Transaction in Own Shares	X
13/06/2008	Director/PDMR Shareholding	X
16/06/2008	Form 363s: Annual Return		X
16/06/2008	Transaction in Own Shares	X
17/06/2008	Transaction in Own Shares	X
18/06/2008	Transaction in Own Shares	X
19/06/2008	Transaction in Own Shares	X
20/06/2008	Transaction in Own Shares	X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Form 88(2): Allotment of shares		X
23/06/2008	Transaction in Own Shares	X
24/06/2008	Transaction in Own Shares	X
25/06/2008	Report 11-K: Annual report of employee stock purchase, savings and similar plans				X
25/06/2008	Report 11-K: Annual report of employee stock purchase, savings and similar plans				X
25/06/2008	Report 11-K: Annual report of employee stock purchase, savings and similar plans				X
25/06/2008	Report 11-K: Annual report of employee stock purchase, savings and similar plans				X
25/06/2008	Transaction in Own Shares	X
25/06/2008	Director/PDMR Shareholding	X
26/06/2008	Transaction in Own Shares	X
30/06/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
30/06/2008	Form 169: Return by a company purchasing its own shares		X
30/06/2008	Transaction in Own Shares	X
30/06/2008	Total Voting Rights	X
01/07/2008	Form 6-K: Report of foreign issuer				X
01/07/2008	Director/PDMR Shareholding	X
01/07/2008	Acquisition	X
02/07/2008	Transaction in Own Shares	X
03/07/2008	Transaction in Own Shares	X
04/07/2008	Transaction in Own Shares	X
04/07/2008	Director/PDMR Shareholding	X
04/07/2008	Director/PDMR Shareholding	X
04/07/2008	Blocklisting Interim Review	X
04/07/2008	Blocklisting Interim Review	X
07/07/2008	Transaction in Own Shares	X
08/07/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
08/07/2008	Form 169: Return by a company purchasing its own shares		X
08/07/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
08/07/2008	Form 169: Return by a company purchasing its own shares		X
08/07/2008	Prospectus (Rule 424(b)(3))				X
08/07/2008	Transaction in Own Shares	X
09/07/2008	Transaction in Own Shares	X
09/07/2008	Director/PDMR Shareholding	X
10/07/2008	Form 6-K: Report of foreign issuer				X
10/07/2008	Transaction in Own Shares	X
10/07/2008	Director/PDMR Shareholding	X
10/07/2008	Director/PDMR Shareholding	X
11/07/2008	Transaction in Own Shares	X
14/07/2008	Transaction in Own Shares	X
15/07/2008	Transaction in Own Shares	X
16/07/2008	Transaction in Own Shares	X
17/07/2008	Transaction in Own Shares	X
18/07/2008	Form 169: Return by a company purchasing its own shares		X
18/07/2008	Form 6-K: Report of foreign issuer				X
18/07/2008	Transaction in Own Shares	X
18/07/2008	Acquisition	X
21/07/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
21/07/2008	Form 169: Return by a company purchasing its own shares		X
21/07/2008	Transaction in Own Shares	X
22/07/2008	Transaction in Own Shares	X
23/07/2008	Transaction in Own Shares	X
24/07/2008	Transaction in Own Shares	X
25/07/2008	Transaction in Own Shares	X
28/07/2008	Form 6-K: Report of foreign issuer				X
28/07/2008	Transaction in Own Shares	X
28/07/2008	BP Angola Block 31 gets go-ahead	X
29/07/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
29/07/2008	Form 169: Return by a company purchasing its own shares		X
29/07/2008	Form 6-K: Report of foreign issuer				X
29/07/2008	2Q08 Part 1 of 1	X
29/07/2008	Transaction in Own Shares	X
30/07/2008	Transaction in Own Shares	X
30/07/2008	Supplementary Prospectus	X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Form 88(2): Allotment of shares		X
31/07/2008	Transaction in Own Shares	X
31/07/2008	Total Voting Rights	X
01/08/2008	Form 6-K: Report of foreign issuer				X
01/08/2008	Transaction in Own Shares	X
04/08/2008	Transaction in Own Shares	X
05/08/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
05/08/2008	Form 169: Return by a company purchasing its own shares		X
05/08/2008	Transaction in Own Shares	X
06/08/2008	Form 6-K: Report of foreign issuer				X
06/08/2008	Transaction in Own Shares	X
06/08/2008	BP, Verenium in biofuels research deal	X
07/08/2008	Transaction in Own Shares	X
08/08/2008	Transaction in Own Shares	X
11/08/2008	Form 169: Return by a company purchasing its own shares		X
11/08/2008	Transaction in Own Shares	X
11/08/2008	Director/PDMR Shareholding	X
12/08/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
12/08/2008	13F-HR Quarterly report filed by institutional managers - Holdings				X
12/08/2008	13F-NT Quarterly report filed by institutional managers - Notice				X
12/08/2008	Transaction in Own Shares	X
13/08/2008	Transaction in Own Shares	X
14/08/2008	Transaction in Own Shares	X
15/08/2008	Transaction in Own Shares	X
18/08/2008	Transaction in Own Shares	X
19/08/2008	Transaction in Own Shares	X
20/08/2008	Transaction in Own Shares	X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 88(2): Allotment of shares		X
21/08/2008	Form 169: Return by a company purchasing its own shares		X
21/08/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
21/08/2008	Transaction in Own Shares	X
22/08/2008	Transaction in Own Shares	X
26/08/2008	Transaction in Own Shares	X
27/08/2008	Transaction in Own Shares	X
28/08/2008	Transaction in Own Shares	X
29/08/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
29/08/2008	Form 169: Return by a company purchasing its own shares		X
29/08/2008	Form 6-K: Report of foreign issuer				X
29/08/2008	Transaction in Own Shares	X
29/08/2008	Total Voting Rights	X
29/08/2008	N America pipelines deal	X
01/09/2008	Transaction in Own Shares	X
02/09/2008	Form 6-K: Report of foreign issuer				X
02/09/2008	Form 6-K: Report of foreign issuer				X
02/09/2008	Transaction in Own Shares	X
02/09/2008	Re Joint Venture	X
03/09/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
03/09/2008	Form 169: Return by a company purchasing its own shares		X
04/09/2008	Form 6-K: Report of foreign issuer				X
04/09/2008	Transaction in Own Shares	X
04/09/2008	BP AND AAR MOVE TO RESOLVE JOINT-VENTURE DISPUTE	X
05/09/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
05/09/2008	Form 169: Return by a company purchasing its own shares		X
05/09/2008	Form 6-K: Report of foreign issuer				X
05/09/2008	Transaction in Own Shares	X
08/09/2008	Transaction in Own Shares	X
09/09/2008	Transaction in Own Shares	X
10/09/2008	S-8 POS: Securities to be offered to employees in employee benefit plans, post-effective amendments				X
10/09/2008	S-8 POS: Securities to be offered to employees in employee benefit plans, post-effective amendments				X
10/09/2008	S-8 POS: Securities to be offered to employees in employee benefit plans, post-effective amendments				X
10/09/2008	Transaction in Own Shares	X
10/09/2008	Director/PDMR Shareholding	X
11/09/2008	Transaction in Own Shares	X
12/09/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
12/09/2008	Form 169: Return by a company purchasing its own shares		X
12/09/2008	Transaction in Own Shares	X
15/09/2008	Transaction in Own Shares	X
15/09/2008	Director/PDMR Shareholding	X
16/09/2008	Transaction in Own Shares	X
17/09/2008	Transaction in Own Shares	X
17/09/2008	Director/PDMR Shareholding	X
18/09/2008	Transaction in Own Shares	X
19/09/2008	Transaction in Own Shares	X
19/09/2008	Price Monitoring Extension	X
19/09/2008	Second Price Monitoring Extn	X
22/09/2008	Form 6-K: Report of foreign issuer				X
22/09/2008	Director/PDMR Shareholding	X
22/09/2008	Director/PDMR Shareholding	X
23/09/2008	Form 88(2): Allotment of shares		X
23/09/2008	Form 88(2): Allotment of shares		X
23/09/2008	Form 88(2): Allotment of shares		X
23/09/2008	Form 88(2): Allotment of shares		X
23/09/2008	Form 88(2): Allotment of shares		X
23/09/2008	Form 88(2): Allotment of shares		X
23/09/2008	Form 88(2): Allotment of shares		X
23/09/2008	Director/PDMR Shareholding	X
24/09/2008	Director/PDMR Shareholding	X
24/09/2008	Director/PDMR Shareholding	X
25/09/2008	Transaction in Own Shares	X
29/09/2008	Form 169: Return by a company purchasing its own shares		X
29/09/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
29/09/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
29/09/2008	Form 169: Return by a company purchasing its own shares		X
30/09/2008	UPLOAD				X
30/09/2008	Total Voting Rights	X
30/09/2008	Director/PDMR Shareholding	X
02/10/2008	Transaction in Own Shares	X
03/10/2008	Director/PDMR Shareholding	X
07/10/2008	Form 88(2): Allotment of shares		X
07/10/2008	Form 88(2): Allotment of shares		X
07/10/2008	Form 88(2): Allotment of shares		X
07/10/2008	Form 88(2): Allotment of shares		X
07/10/2008	Form 88(2): Allotment of shares		X
07/10/2008	Form 88(2): Allotment of shares		X
07/10/2008	Form 88(2): Allotment of shares		X
07/10/2008	Form 88(2): Allotment of shares		X
07/10/2008	Form 88(2): Allotment of shares		X
07/10/2008	Correspondence				X
07/10/2008	Form 6-K: Report of foreign issuer				X
08/10/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
10/10/2008	Transaction in Own Shares	X
10/10/2008	Director/PDMR Shareholding	X
14/10/2008	Form 6-K: Report of foreign issuer				X
14/10/2008	Gulf of Mexico Discovery	X
15/10/2008	Form 6-K: Report of foreign issuer				X
15/10/2008	Angola Discovery	X
15/10/2008	Director/PDMR Shareholding	X
16/10/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
16/10/2008	Form 169: Return by a company purchasing its own shares		X
16/10/2008	Transaction in Own Shares	X
17/10/2008	Transaction in Own Shares	X
23/10/2008	Transaction in Own Shares	X
24/10/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
24/10/2008	Form 169: Return by a company purchasing its own shares		X
24/10/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
24/10/2008	Form 169: Return by a company purchasing its own shares		X
28/10/2008	Form 6-K: Report of foreign issuer				X
28/10/2008	3rd Quarter Results	X
28/10/2008	3Q Results - BP delivers on promises	X
30/10/2008	Transaction in Own Shares	X
31/10/2008	Form 6-K: Report of foreign issuer				X
31/10/2008	Total Voting Rights	X
01/11/2008	Form 88(2): Allotment of shares		X
01/11/2008	Form 88(2): Allotment of shares		X
01/11/2008	Form 88(2): Allotment of shares		X
01/11/2008	Form 88(2): Allotment of shares		X
01/11/2008	Form 88(2): Allotment of shares		X
01/11/2008	Form 88(2): Allotment of shares		X
04/11/2008	Correspondence				X
04/11/2008	Form 6-K: Report of foreign issuer				X
05/11/2008	Prospectus (Rule 424(b)(5))				X
05/11/2008	FWP: Filing under Securities Act Rules 163/433				X
05/11/2008	13F-HR Quarterly report filed by institutional managers - Holdings				X
05/11/2008	13F-NT Quarterly report filed by institutional managers - Notice				X
06/11/2008	Transaction in Own Shares	X
11/11/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
12/11/2008	Director/PDMR Shareholding	X
14/11/2008	Transaction in Own Shares	X
14/11/2008	Site acquisitions from BP	X
17/11/2008	Form 88(2): Allotment of shares		X
17/11/2008	Form 88(2): Allotment of shares		X
17/11/2008	Form 88(2): Allotment of shares		X
17/11/2008	Form 88(2): Allotment of shares		X
18/11/2008	F-3: Registration statement by foreign private issuers				X
20/11/2008	Transaction in Own Shares	X
21/11/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
21/11/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
27/11/2008	Transaction in Own Shares	X
28/11/2008	Total Voting Rights	X
01/12/2008	F-3ASR: Automatic shelf registration statement of securities of well-known seasoned issuers				X
01/12/2008	Registration Withdrawal Request				X
02/12/2008	Form 6-K: Report of foreign issuer				X
03/12/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
03/12/2008	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
03/12/2008	Form 6-K: Report of foreign issuer				X
03/12/2008	BG / BP N Sea asset exchange	X
03/12/2008	North Sea Asset Exchange	X
04/12/2008	Transaction in Own Shares	X
09/12/2008	Form 88(2): Allotment of shares		X
09/12/2008	Form 88(2): Allotment of shares		X
10/12/2008	Director/PDMR Shareholding	X
11/12/2008	Transaction in Own Shares	X
11/12/2008	Director/PDMR Shareholding	X
15/12/2008	Transaction in Own Shares	X
15/12/2008	Director/PDMR Shareholding	X
16/12/2008	Transaction in Own Shares	X
17/12/2008	Director/PDMR Shareholding	X
18/12/2008	Transaction in Own Shares	X
19/12/2008	Transaction in Own Shares	X
19/12/2008	Director/PDMR Shareholding	X
19/12/2008	Director/PDMR Shareholding	X
19/12/2008	Director/PDMR Shareholding	X
29/12/2008	Transaction in Own Shares	X
31/12/2008	Total Voting Rights	X
02/01/2009	Transaction in Own Shares	X
05/01/2009	Form 88(2): Allotment of shares		X
05/01/2009	Form 88(2): Allotment of shares		X
05/01/2009	Form 88(2): Allotment of shares		X
05/01/2009	Form 88(2): Allotment of shares		X
05/01/2009	Form 88(2): Allotment of shares		X
05/01/2009	Form 88(2): Allotment of shares		X
05/01/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
05/01/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
05/01/2009	Form 6-K: Report of foreign issuer				X
06/01/2009	Form 6-K: Report of foreign issuer				X
06/01/2009	Lamar McKay to lead BP America	X
07/01/2009	Blocklisting Interim Review	X
07/01/2009	Blocklisting Interim Review	X
08/01/2009	Transaction in Own Shares	X
09/01/2009	Form 6-K: Report of foreign issuer				X
09/01/2009	Re Joint Venture	X
13/01/2009	Director/PDMR Shareholding	X
15/01/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
15/01/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
15/01/2009	Form 6-K: Report of foreign issuer				X
15/01/2009	Transaction in Own Shares	X
15/01/2009	Director/PDMR Shareholding	X
15/01/2009	TNK-BP BOARD APPOINTMENTS	X
16/01/2009	Form 88(2): Allotment of shares		X
16/01/2009	Form 88(2): Allotment of shares		X
16/01/2009	Transaction in Own Shares	X
20/01/2009	Director/PDMR Shareholding	X
21/01/2009	Form 88(2): Allotment of shares		X
21/01/2009	Form 88(2): Allotment of shares		X
21/01/2009	Form 88(2): Allotment of shares		X
21/01/2009	Form 88(2): Allotment of shares		X
21/01/2009	Form 88(2): Allotment of shares		X
21/01/2009	Form 88(2): Allotment of shares		X
21/01/2009	Director/PDMR Shareholding	X
22/01/2009	Transaction in Own Shares	X
23/01/2009	Correspondence				X
29/01/2009	Form 88(2): Allotment of shares		X
29/01/2009	Transaction in Own Shares	X
30/01/2009	Total Voting Rights	X
01/02/2009	Form 353a: Notice for place of inspection for register of members		X
03/02/2009	Form 6-K: Report of foreign issuer				X
03/02/2009	Form 6-K: Report of foreign issuer				X
03/02/2009	Form 6-K: Report of foreign issuer				X
03/02/2009	Form 6-K: Report of foreign issuer				X
03/02/2009	4Q08 part 2 of 2	X
03/02/2009	4Q08 part 1 of 2	X
03/02/2009	Hayward pledges to keep BP on course	X
05/02/2009	13F-HR Quarterly report filed by institutional managers - Holdings				X
05/02/2009	13F-NT Quarterly report filed by institutional managers - Notice				X
05/02/2009	Transaction in Own Shares	X
07/02/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
09/02/2009	Director/PDMR Shareholding	X
10/02/2009	Form 88(2): Allotment of shares		X
10/02/2009	Form 88(2): Allotment of shares		X
10/02/2009	Form 88(2): Allotment of shares		X
10/02/2009	Form 88(2): Allotment of shares		X
10/02/2009	Form 88(2): Allotment of shares		X
11/02/2009	Director/PDMR Shareholding	X
11/02/2009	Director/PDMR Shareholding	X
12/02/2009	Transaction in Own Shares	X
12/02/2009	Director/PDMR Shareholding	X
16/02/2009	Transaction in Own Shares	X
16/02/2009	Director/PDMR Shareholding	X
18/02/2009	Form 6-K: Report of foreign issuer				X
18/02/2009	BP Board Appointment	X
19/02/2009	Form 6-K: Report of foreign issuer				X
19/02/2009	BP Verenium biofuels jv	X
19/02/2009	Transaction in Own Shares	X
20/02/2009	Form 169A(2): Return by a public company cancelling or selling shares from Treasury		X
20/02/2009	Director/PDMR Shareholding	X
26/02/2009	Form 88(2): Allotment of shares		X
26/02/2009	Form 88(2): Allotment of shares		X
26/02/2009	Form 88(2): Allotment of shares		X
26/02/2009	Form 88(2): Allotment of shares		X
26/02/2009	Form 88(2): Allotment of shares		X
26/02/2009	Form 88(2): Allotment of shares		X
26/02/2009	Form 88(2): Allotment of shares		X
26/02/2009	Form 88(2): Allotment of shares		X
26/02/2009	Form 88(2): Allotment of shares		X
26/02/2009	Transaction in Own Shares	X
26/02/2009	Directorate Change	X
27/02/2009	Total Voting Rights	X
03/03/2009	Form 6-K: Report of foreign issuer				X
03/03/2009	Form 6-K: Report of foreign issuer				X
03/03/2009	Form 6-K: Report of foreign issuer				X
03/03/2009	BP MAKES SEVENTEENTH OIL DISCOVERY IN ANGOLA	X
03/03/2009	Strategy Update	X
04/03/2009	Form 20F- Annual and transition report of foreign private issuers				X
04/03/2009	Doc re. Notice of AGM, Annual Report			X
05/03/2009	Transaction in Own Shares	X
05/03/2009	Doc re. (Notice of AGM, Annual Report)	X
06/03/2009	Prospectus (Rule 424(b)(5))				X
06/03/2009	FWP: Filing under Securities Act Rules 163/433				X

Date of filing/ publication	Description of item	Place of filing: Rest of world: Part 1
		Japan		Germany
		Tokyo Stock Exchange (TSE)	Kanto Local Finance Bureau (KL F B)	German Council on Foreign Relations (DGAP)	Handelsblatt	eBundes-anzeiger	FAZ
06/03/2008	Agenda Annual General Meeting				X	X	X
10/03/2008	Holding(s) in Company			X
10/03/2008	Director/PDMR Shareholding			X
11/03/2008	Director/PDMR Shareholding	X
11/03/2008	Holding(s) in Company	X
12/03/2008	Resolution 19 of the Shareholders Meeting 2008 - Share Buyback	X
12/03/2008	Director/PDMR Shareholding			X
13/03/2008	Director/PDMR Shareholding	X
13/03/2008	Report on Record Date for the Shareholders Meeting 2008	X
13/03/2008	Director/PDMR Shareholding			X
14/03/2008	Director/PDMR Shareholding	X
14/03/2008	Director/PDMR Shareholding	X
14/03/2008	Director/PDMR Shareholding			X
17/03/2008	Director/PDMR Shareholding	X
17/03/2008	BP PLC announces Holding(s) in Company			X
17/03/2008	BP PLC announces Director/PDMR Shareholding			X
17/03/2008	BP PLC announces Joint Refinery Project			X
18/03/2008	Holding(s) in Company	X
18/03/2008	BP Joins Refinery Project	X
18/03/2008	Director/PDMR Shareholding	X
18/03/2008	Holding(s) in Company			X
19/03/2008	Holding(s) in Company	X
19/03/2008	Announcement of omission of public notice regarding AGM	X
20/03/2008	Director/PDMR Shareholding			X
20/03/2008	Director/PDMR Shareholding			X
21/03/2008	Director/PDMR Shareholding	X
21/03/2008	Director/PDMR Shareholding	X
21/03/2008	Annual Report and Accounts 2007	X	X
21/03/2008	Notice of meeting (with summarized translation in Japanese) Instruction for voting by proxy	X
25/03/2008	BP PLC announces Director/PDMR Shareholding			X
25/03/2008	BP PLC announces Director/PDMR Shareholding			X
27/03/2008	Director/PDMR Shareholding	X
27/03/2008	Announcement of online public notice regarding AGM	X
27/03/2008	Announcement regarding AGM to Japanese shareholders	X
27/03/2008	BP PLC announces Director/PDMR Shareholding			X
31/03/2008	Director/PDMR Shareholding	X
31/03/2008	Notice of change in the EDINET registration		X
31/03/2008	Total Voting rights			X
01/04/2008	Total Voting Rights	X
01/04/2008	BP-Husky jvs finalised	X
01/04/2008	Holding(s) in Company			X
02/04/2008	Monthly Report of Transaction in Own Shares (J)	X
02/04/2008	Holding(s) in Company	X
02/04/2008	Report of Status of conversion of Securities and issuance of new shares, etc.	X
02/04/2008	AIU Part 1 - Part 1	X
02/04/2008	AIU Part 1 - Part 2	X
02/04/2008	AIU Part 1 - Part 3	X
02/04/2008	AIU Part 2	X
02/04/2008	Annual Information Update			X
04/04/2008	Application for amendment to listing of securities	X
08/04/2008	Alaska Gas Pipeline Project			X
09/04/2008	ALASKA GAS PIPELINE PROJECT	X
14/04/2008	Director/PDMR Shareholding	X
18/04/2008	AGM Statement	X

18/04/2008	Invitation to BP's first quarter results webcast	X
18/04/2008	Annual Financial and Operating Information	X
18/04/2008	BP PLC announces Directorate Change			X
18/04/2008	BP PLC announces AGM - Special Business			X
21/04/2008	Directorate Change	X
21/04/2008	BP PLC announces Holding(s) in Company			X
22/04/2008	Holding(s) in Company	X
23/04/2008	AGM - Special Business	X
23/04/2008	Deep Water Gunashli Production Begins On Schedule In The Caspian	X
24/04/2008	Re Joint Venture			X
25/04/2008	Re Joint Venture	X
25/04/2008	Press release on poll result (amendment of Articles of Association and share buyback) at AGM (J)	X
30/04/2008	1Q08 part 1 of 2	X
30/04/2008	1Q08 Part 2 of 2 - Part 1	X
30/04/2008	1Q08 Part 2 of 2 - Part 2	X
30/04/2008	Report on BP Dividend Reinvestment Plan	X
30/04/2008	Report on Record Date for the Dividends for each Quarter	X
30/04/2008	Brief Announcement of Most Recent Financial Statement following the End of each Quarter	X
30/04/2008	BP, Santelisa Vale, and Maeda Unveil Plans to Invest R$1.66 Billion in Biofuels	X
30/04/2008	Total Voting rights			X
01/05/2008	Total Voting Rights	X
02/05/2008	Monthly Report of Transaction in Own Shares	X
02/05/2008	Holding(s) in Company			X
02/05/2008	Dividend announcement				X	X	X
07/05/2008	Holding(s) in Company	X
08/05/2008	Director/PDMR Shareholding			X
12/05/2008	Director/PDMR Shareholding	X
12/05/2008	Director/PDMR Shareholding			X
13/05/2008	Director/PDMR Shareholding	X
14/05/2008	Further re First Quarter 2008	X
14/05/2008	Amendment of Brief Announcement of Most Recent Financial Statement following the End of each Quarter	X
16/05/2008	Press release on the de-listing from the TSE	X
29/05/2008	Issuance of Share Purchase Warrant Certificates	X
29/05/2008	Securities Notice (Form 6) for the Issuance of Share Purchase Warrant Certificates		X
30/05/2008	Voting Rights and Capital - Transparency Directive Disclosure			X
02/06/2008	Total Voting Rights	X
03/06/2008	Monthly Report of Transaction in Own Shares	X
06/06/2008	Annual Securities Report (Form 8)	X	X
09/06/2008	Written Confirmation Regarding the Appropriateness and Accuracy of an Annual Securities Report	X
09/06/2008	Distribution of Shares	X
10/06/2008	BP PLC announces Director/PDMR Shareholding			X
11/06/2008	Director/PDMR Shareholding	X
13/06/2008	Director/PDMR Shareholding			X
16/06/2008	Director/PDMR Shareholding	X
17/06/2008	Issuance of Share Purchase Warrant Certificates	X
17/06/2008	Securities Notice (Form 6) for the Issuance of Share Purchase Warrant Certificates		X
24/06/2008	Application for the de-listing from the TSE	X
24/06/2008	Press release on application for the de-listing from the TSE	X
25/06/2008	Director/PDMR Shareholding			X
26/06/2008	Director/PDMR Shareholding	X
30/06/2008	Notice of the de-listing from the TSE	X
30/06/2008	Total Voting rights			X
01/07/2008	Total Voting Rights	X
01/07/2008	Director/PDMR Shareholding			X
02/07/2008	Acquisition	X
02/07/2008	Director/PDMR Shareholding	X
02/07/2008	Monthly Report of Transaction in Own Shares	X
04/07/2008	BP Signs as London 2012 Partner	X
04/07/2008	BP PLC announces Director/PDMR Shareholding			X
04/07/2008	Director/PDMR Shareholding			X
07/07/2008	Director/PDMR Shareholding	X
07/07/2008	Blocklisting Interim Review	X
07/07/2008	Blocklisting Interim Review	X
07/07/2008	Director/PDMR Shareholding	X
09/07/2008	Director/PDMR Shareholding			X
10/07/2008	Director/PDMR Shareholding	X
10/07/2008	Director/PDMR Shareholding			X
10/07/2008	Director/PDMR Shareholding			X
11/07/2008	Director/PDMR Shareholding	X
11/07/2008	Director/PDMR Shareholding	X
17/07/2008	BP's second quarter 2008 results	X
18/07/2008	Acquisition	X
25/07/2008	BP Pledges Continued Robust Support for TNK-BP CEO Robert Dudley	X
28/07/2008	BP Angola Block 31 gets go-ah	X
30/07/2008	Report on BP Dividend Reinvestment Plan	X
30/07/2008	Report on Record Date for the Dividends for each Quarter	X
30/07/2008	Brief Announcement of Most Recent Financial Statement following the End of each Quarter	X
31/07/2008	Total Voting rights			X
01/08/2008	Dividend announcement				X	X	X
29/08/2008	Voting Rights and Capital - Transparency Directive Disclosure			X
29/09/2008	Semi-Annual Report (Form 10)		X
30/09/2008	Total Voting rights			X
30/10/2008	Dividend announcement				X	X	X
31/10/2008	Total Voting rights			X
28/11/2008	Total Voting rights			X
03/12/2008	Amendment to Semi-Annual Report		X
10/12/2008	Director/PDMR Shareholding			X
19/12/2008	Director/PDMR Shareholding			X
02/01/2009	Total Voting rights			X
30/01/2009	BP PLC announces Total Voting Rights			X
05/02/2009	Dividend announcement				X	X	X
26/02/2009	Directorate Change			X
27/02/2009	Total Voting rights			X
05/03/2009	Doc re Notice of AGM, Annual Report			X

Date of filing/ publication	Description of item	Place of filing: Rest of world: Part 2
		Switzerland	Canada
		Swiss Stock Exchange	TSX	ASC	BCSC	SSC	OSC	NSSC
10/03/2008	Director/PDMR shareholding	X
10/03/2008	Holding(s) in company	X
11/03/2008	Annual Financials in Form 20-F filed with the SEC on March 4, 2008			X	X	X	X	X
12/03/2008	Director/PDMR Shareholding	X
13/03/2008	Director/PDMR Shareholding	X
13/03/2008	Director/PDMR Shareholding	X
14/03/2008	Director/PDMR Shareholding	X
17/03/2008	Holding(s) in Company	X
17/03/2008	BP Joins Refinery Project	X
17/03/2008	Director/PDMR Shareholding	X
17/03/2008	Press release filed as Form 6-K filed with the SEC on March 17, 2008 and NSSC filing fee				X			X
18/03/2008	Holding(s) in Company	X
20/03/2008	Director/ PDMR Shareholding	X
20/03/2008	Director/PDMR Shareholding	X
25/03/2008	Director/PDMR Shareholding	X
25/03/2008	Director/PDMR Shareholding	X
27/03/2008	Director/PDMR Shareholding	X
31/03/2008	Total Voting Rights	X
31/03/2008	File Form 3 Change in Officers / Directors / Trustees to announce March 2008 resignation of Dr. Allen		X
01/04/2008	Holding(s) in Company	X
02/04/2008	AIU - Part 2	X
02/04/2008	AIU - Part 1	X
03/04/2008	Press release filed as Form 6-K filed with the SEC on March 31, 2008 and NSSC filing fee				X			X
08/04/2008	Alaska Gas Pipeline Project	X
18/04/2008	AGM - Special Business	X
18/04/2008	Directorate Change	X
21/04/2008	Holding(s) in Company	X
24/04/2008	Re Joint Venture	X
29/04/2008	Press release issued on April 29 announcing first quarter results				X			X
30/04/2008	Total Voting Rights	X
02/05/2008	Holding(s) in Company	X
08/05/2008	Director/PDMR Shareholding	X
12/05/2008	Director/PDMR Shareholding	X
13/05/2008	Press release issued on May 13 announcing amended first quarter results				X			X
30/05/2008	Total Voting Rights	X
10/06/2008	Director/PDMR Shareholding	X
13/06/2008	Director/PDMR Shareholding	X
25/06/2008	Director/PDMR Shareholding	X
30/06/2008	Total Voting Rights	X
01/07/2008	Director/PDMR Shareholding	X
04/07/2008	Director/PDMR Shareholding	X
04/07/2008	Director/PDMR Shareholding	X
09/07/2008	Director/PDMR Shareholding	X
10/07/2008	Director/PDMR Shareholding	X
10/07/2008	Director/PDMR Shareholding	X
17/07/2008	First quarter financial statements filed with the SEC May 15, 2008			X	X	X	X	X
21/07/2008	Press release filed as Form 6-K filed with the SEC on July 18, 2008 and NSSC filing fee				X			X
28/07/2008	Press release filed as Form 6-K filed with the SEC on July 28, 2008 and NSSC filing fee				X			X
29/07/2008	Press release issued on July 29 announcing second quarter results				X			X
29/07/2008	Form 5 - Notice of Declaration - filed to give notice of 2nd quarter dividend payable on September 8, 2008		X
01/08/2008	Second quarter financial statements filed with the SEC August 1, 2008			X	X	X	X	X
06/08/2008	Application for delisting		X
29/08/2008	Press release filed as Form 6-K filed with the SEC on August 29, 2008 and NSSC filing fee				X			X
02/09/2008	Press release filed as Form 6-K filed with the SEC on September 2, 2008 and NSSC filing fee				X			X
04/09/2008	Press release filed as Form 6-K filed with the SEC on September 4, 2008 and NSSC filing fee				X			X
15/10/2008	Press releases filed as Form 6-K filed with the SEC on October 14 and 15, 2008 and NSSC filing fees				X			X
24/10/2008	Application to cease to be a reporting issuer in Canada			X	X	X	X	X
28/10/2008	Press release issued on October 28 announcing third quarter results				X			X
05/11/2008	Second quarter financial statements filed with the SEC October 31, 2008			X	X	X	X	X
08/12/2008	Press release filed as Form 6-K filed with the SEC on December 3, 2008 and NSSC filing fee				X			X

Exhibit 1.2
BP p.l.c. - Transaction in Own Shares
BP p.l.c.
- 0

2 April
 2009

BP p.l.c. announces that on
1 April
 2009
 it transferred to participants in its employee share schemes
7,280

ordinary shares at
a
pri
ce
 of

350
.00
 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,883,
24
6
,
853

ordinary shares in Treasury, and has
 18,736,512,263
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
- 0

9
 April
 2009

BP p.l.c. announces that on
8
 April
 2009
 it transferred to participants in its employee share schemes
7,
829

ordinary shares at pri
ce
s between
350
.0
 pence
 and 455.0 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,883,
239,024

ordinary shares in Treasury, and has
 18,736,
541,392

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632
Exhibit 1.4

BP p.l.c. was
 advised
on

9 April
 2009
 by
Computershare Plan Managers

that
,

following an award under the BP Competitive Performance Plan
,

the following senior executives (persons discharging managerial responsibility)
acquired the number of BP Restricted Share Units shown opposite their names on 17 March 2009
:

    Mr R Bondy

      30,000
    Ms V Cox

         30,000
    Mr J Mogford

   30,000
    Mr S Westwell

   30,000

The numbers of Restricted Share Units
granted
under
the BP Competitive Performance Plan
 represent the maximum number of
BP Ordinary Shares (ISIN number GB0007980591
)
that will vest following a three year performance period. In addition, each senior executive will be entitled to additional shares
 representing the value of reinvested dividends on those
shares
 which vest.

BP p.l.c. was further informed tha
t,
following an award under the BP Executive Performance Plan, the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units shown opposite their names
 17 March 2009
:

    Mr R Bondy

    45,000
    Ms V Cox

       30,000
    Mr J Mogford

 75,000
    Mr S Westwell

   60,000

The numbers of Restricted Share Units
granted under the BP Executive Performance Plan
 represent the number of
shares
 that will vest following a three year retention period. In addition, each senior executive will be entitled to additional share
s representing the value of r
einvested dividends on those share
s which vest.

In addition, the following were also granted
the number of Restricted Share Units shown opposite their names under the BP Deferred Annual Bonus Plan on 17 March 2009:

    Mr R Bondy

  115,980
    Ms V Cox

       68,196
    Mr J Mogford

125,258
    Mr S Westwell

71,444

The numbers of Restricted Share Units
granted under the BP Deferred Annual Bonus Plan
 represent the number of
shares
 that will vest following a three year retention period. In addition, each senior executive will be entitled to additional share
s representing the value of r
einvested dividends on those share
s which vest.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.5

B
P p.l.c. was advised on
14 April
 2009
 by Computershare Plan Managers that on
14 April
 2009
the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
4.46
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward

75 shares
Mr I.C. Conn

75 shares

Other
Persons Discharging Managerial Responsibilities

Mr R
.
 Bondy

75 shares
Mrs V. Cox

75 shares
Mr J. Mogford

75 shares
Mr S. Westwell

75
 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

16
 April
 2009

BP p.l.c. announces that on
15
 April
 2009
 it transferred to participants in its employee share schemes
4,448

ordinary shares at pri
ce
s between
3
86
.0
 pence
 and 455.0 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,883,
234,576

ordinary shares in Treasury, and has

18,736,545,840
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

Item
s
 of Special Business
and Retirement of Director
BP p.l.c. 200
9
 Annual General Meeting

The following items of special business were passed at the BP p.l.c. Annual General Meeting held on
1
6 April 2009
:

Resolution 19
 - Share buyback
To authorize the company generally and unconditionally to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares with nominal value of $0.25 each in the company, provided that:

(a)        the company does not purchase under this authority more than 1.8 billion ordinary shares;
(b)        the company does not pay less than $0.25 for each share; and
(c)        the company does not pay more for each share than 5% over the average of the middle market price of the ordinary shares for the five business days immediately preceding the date on which the company agrees to buy the shares concerned, based on share prices and currency exchange rates published in the Daily Official List of the London Stock Exchange.

In executing this authority
,
 the company may purchase shares using any currency, including pounds sterling, US dollars, and euros.
    This authority shall continue for the pe
riod ending on the date of the a
nnual
g
eneral
m
eeting in 2010
 or 1
5 July 2010
, whichever is the earlier, provided that
,
 if the company has agreed before this date to purchase ordinary shares where these purchases will or may be executed after the authority terminates (either wholly or in part)
,
 the company may complete such purchases.

Resolution 2
0
- Directors' authority to allot shares (Section 80)
To renew, for the pe
riod ending on the date of the a
nnual
g
eneral
m
eeting in 20
10
 or 1
5
 July 20
10
, whichever is the earlier, the authority and power conferred on the directors by the company's Articles of Association to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount of $1,
5
61
 million.

Resolution 2
1
 - Directors' authority to allot shares (Section 89)
To renew, for the period ending on the date of the
a
nnual
g
eneral
m
eeting in 20
10
 or 1
5 July 2010
, whichever is the earlier, the authority and power conferred on the directors by the company's Articles of Association to allot equity securities wholly for cash (a) in conn ection with a rights issue;
(b) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 89 Amount of $23
4
 million.

Resolution 22 - Notice of general meetings
To authorize the calling of general meetings of the company (not being an annual general meeting) by notice of at least 14 clear days.

Retirement of Director
The Board of BP p.l.c. announces that Sir Tom McKillop retired as a non-executive director of the company with effect from the conclusion of the Annual General Meeting held on 16 April 2009
.

Exhibit 1.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

20
 April
 2009

BP p.l.c. announces that on
1
7
 April
 2009
 it transferred to participants in its employee share schemes
645,018

ordinary shares at
a
pri
ce

of
4
46
.0 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,882,589,558
ordinary shares in Treasury, and has
 18,737,190,858
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632
Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

2
3
 April
 2009

BP p.l.c. announces that on
22
 April
 2009
 it transferred to participants in its employee share schemes
2,586
ordinary shares at
a
pri
ce

of
4
4
1
.0 pence
. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds

1,882,586,972
ordinary shares in Treasury, and has

18,737,193,444
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.10

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
- 3
0
 April
 2009

BP p.l.c. announces that on
2
9
 April
 2009
 it transferred to participants in its employee share schemes
3,034

ordinary shares at pri
ce
s

between

4
4
1
.0 pence
 and 455.0 pence
. These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,882,583,938
ordinary shares in Treasury, and has

18,737,196,478
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.11

BP p.l.c.

Voting Rights and Capital -
Transparency Directive Disclosure

London

30 April
 2009

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
T
he issued share capital of BP p.l.c. comprised
18,737,193,444

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,
252 preference shares, p
a
r value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is
18,742,275,944
. This figure excludes (i)
1,
882,586,972
 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
112,803,287
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meeting
s
.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 May, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary